Exhibit 99.3

PRESS RELEASE

Tuesday, January 16, 2007

Inter-Citic Receives Results From Final 25 New Drill Holes From 2006 At Dachang Gold Project.

Multiple zones of near-surface gold mineralization discovered in 24 out of 25 holes reported. Results include intervals of 13.0 m of 4.35 gpt/Au, 4.0 m of 15.64 gpt/Au, and 15.0 m of 2.80 gpt/Au.

January 16, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the seventh and final set of drill holes from its 2006 diamond drill program at its Dachang Gold Project in China.

This news release provides results from the remaining 25 drill holes, all of which were drilled in the Dachang East area of the Company’s Dachang gold project. Maps of the Dachang East area are available on the Company’s web-site: www.inter-citic.com.

2006 Exploration Season Summary:

Inter-Citic announced at the beginning of the 2006 exploration season (Press Release dated April 19, 2006) that it was the Company’s intention to explore numerous drill targets previously identified in the Main Zone at Dachang East. Inter-Citic’s stated primary objective of its 2006 drill program was resource expansion in this area of the property, with the goal of defining a significant open-pit resource. The Dachang East Main Zone has an existing NI 43-101-compliant inferred gold resource estimated to be approximately 5.7 million tonnes grading 7.0 gpt/Au (1.3 million oz gold contained), as described in the Company’s press release of March 12, 2004.

With this release, the final total of 101 drill holes on Dachang Main Zone from 2006 are now reported. A total of 96 drill holes on Dachang Main Zone (DMZ) have reported gold mineralization. Initial 40 meter spaced trenches defined a well mineralized fault zone along a continuous 2.5 kilometre strike length. This gold bearing sulphide deposit was then systematically drill tested by 3 to 5 hole NQ and HQ diamond drill hole fences at 120 meter spaced sections along its entire 2.5km strike length. In addition the Company drilled several closer spaced sections (40m) to further establish mineralization continuity. This work defined a 60 to 70 degree south dipping series of sulphide replacement zones with aggregate widths of between 7 to 23 meters across the known strike length of the DMZ which still remains open to depth and along strike. Given the continuous nature of the surface mineralization along a 2.5 km strike length, the company elected to test only the potentially open-pittable portion of the DMZ, so holes drilled to date have not yet tested the structure below a vertical depth of 200 meters.

In addition to testing the Dachang Main Zone (DMZ), the company continued to trench adjacent areas with similar soil geochemical signatures. New sulphide-bearing fault zones were uncovered in three nearby prospects and assays are pending from this program. The company also expanded its regional soil geochemical survey to the southeast along strike from the DMZ prospect. Samples from this approximately 3,500-sample survey are still being tested.

Results from both of these programs are expected before the end of January.

James Moore, President of Inter-Citic said: “While we are waiting for a new independent resource estimate to be completed, in light of the very encouraging results this year, we anticipate an expanded drill program for 2007 focused on the development of measured and indicated resources, as well as drill testing an inventory of new targets identified through surface trenching during this past year. The Company intends to provide a more detailed exploration plan for 2007 after receiving an updated resource estimate and on consultation with our directors, professional advisors and partner.”

Drill Highlights:

•	24 of the 25 drill holes reported in this release contain gold mineralization. Each of these holes continues to define multiple zones of gold-bearing sulphides over composite widths of 3 to 24 meters.

•

With this release, 101 of the drill holes on Dachang Main Zone from 2006 are now reported, of which 96 have reported gold mineralization. The DMZ has now been now tested along a 2.5 kilometre strike, defining a continuous zone of gold mineralization, which remains open to depth and along strike.

•	Inter-Citic is expecting a resource update on or before February 28, 2007 based on the complete 2006 drilling results.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole (DDH) Number	Grid Section	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-117	11900	-45 /020	90.10	91.10	1.00	3.61
Composite sulphide width =23m			115.00	120.00	5.00	3.38
			128.00	129.00	1.00	0.67
			133.00	134.00	1.00	1.14
			139.00	142.00	3.00	4.22
			148.00	154.00	6.00	2.10
			161.00	163.00	2.00	1.13
			167.00	168.00	1.00	5.79
			177.00	180.00	3.00	3.81

CJV-118	12700	-45 /020	13.00	14.00	1.00	0.54
Composite sulphide width=14m			17.00	22.00	5.00	2.51
			29.00	31.00	2.00	1.22
			41.00	47.00	6.00	1.93

CJV-119	11700	-60 /020	112.00	113.00	1.00	1.76
Composite sulphide width = 14 m			137.00	138.00	1.00	1.12
			147.00	151.00	4.00	1.84
			156.00	160.00	4.00	1.10
			164.00	168.00	4.00	1.74

CJV-120	10700	-57 /020	71.00	75.00	4.00	15.64
Composite sulphide width = 14m			78.00	79.00	1.00	1.10
			101.00	102.00	1.00	0.93
			105.00	106.00	1.00	0.79
			114.00	116.00	2.00	4.11
			137.00	139.00	2.00	2.53
			178.00	179.00	1.00	1.06
			204.00	206.00	2.00	2.26

CJV-121	13900	-45 /020	77.00	78.00	1.00	0.55
Composite width=14m			84.00	89.00	5.00	1.75

CJV-122	9300	-60 /020	123.00	125.00	2.00	1.51
Composite width=20m			149.00	162.00	13.00	1.99
			171.00	173.00	2.00	1.93
			179.00	180.00	1.00	4.52
			183.00	185.00	2.00	2.57

CJV-123	10100	-60 /020	84.00	87.00	3.00	1.25
Composite width=12m			113.00	114.00	1.00	0.50
			164.00	166.00	2.00	5.91
			169.00	170.00	1.00	8.59
			185.00	189.00	4.00	0.53
			228.00	229.00	1.00	4.57

CJV-125	10300	-45 /020	54.00	55.00	1.00	0.68
Composite width=18m			77.00	80.00	3.00	1.48
			84.00	99.00	15.00	2.80

CJV-126	10100	-60 /020	54.00	55.00	1.00	3.50
Composite width=15m			61.00	69.00	8.00	1.42
			177.00	180.00	3.00	3.71
			191.00	192.00	1.00	0.54
			219.00	220.00	1.00	0.75
			224.00	225.00	1.00	1.31

CJV-127	13900	-70 /020	53.00	55.00	2.00	2.30
Composite width=24m			62.00	66.00	4.00	2.88
			103.00	106.00	3.00	2.06
			109.00	118.00	9.00	3.71
			121.00	127.00	6.00	6.14

CJV-128	13200	-45 /020	52.00	58.00	6.00	1.92
Composite width=19m			84.00	92.00	8.00	1.93
			95.00	96.00	1.00	0.86
			99.00	101.00	2.00	5.66
			120.00	122.00	2.00	1.35

CJV-129	13200	-65 /020	88.00	89.00	1.00	1.29
Composite width=18m			103.00	106.00	3.00	2.22
			111.00	112.00	1.00	1.31
			121.00	123.00	2.00	5.59
			130.00	135.00	5.00	1.10
			139.00	145.00	6.00	2.28

CJV-130	7600	-45 /020	23.00	26.00	3.00	5.26

CJV-131	7600	-45 /020	16.00	17.00	1.00	5.11
			59.00	61.00	2.00	0.98

CJV-132	7100	-45 /020	39.00	40.00	1.00	5.38
			45.00	46.00	1.00	5.17
			53.00	54.00	1.00	0.68

CJV-133	7100	-45 /020	22.00	23.00	1.00	0.56
Composite width=20m			101.00	112.00	11.00	2.41
			119.00	127.00	8.00	2.87
			130.00	132.00	2.00	1.91

CJV-134	7100	-45 /020	24.00	25.00	1.00	0.84
Composite width=7m			66.00	72.00	6.00	4.19

CJV-135	14300	-45 /020	50.00	52.00	2.00	1.65
Composite width=14m			98.00	101.00	3.00	7.37
			140.00	147.00	7.00	3.87
			159.00	160.00	1.00	0.81
			170.00	171.00	1.00	0.92

CJV-136	14900	-45 /020	58.00	59.00	1.00	0.50
Composite width=8m			76.00	77.00	1.00	2.27
			81.00	86.00	5.00	1.01
			139.00	140.00	1.00	0.56

CJV-137	14900	-70 /020	14.00	15.00	1.00	2.23
Composite width=10m			99.50	100.50	1.00	1.62
			117.00	123.00	6.00	2.09
			129.00	130.00	1.00	2.67
			136.00	137.00	1.00	0.54

CJV-138	15700	-45 /020	84.00	85.00	1.00	0.83
Composite width=7m			107.00	108.00	1.00	2.06
			112.00	113.00	1.00	0.53
			122.00	123.00	1.00	2.77
			127.00	128.00	1.00	4.44
			131.0	133.00	2.00	2.41

CJV-139	15700	-45 /020	88.00	89.00	1.00	0.50
Composite width=5m			142.00	144.00	2.00	1.59
			152.00	153.00	1.00	1.75
			195.00	196.00	1.00	1.53

CJV-140	5500	-45 /020	59.00	61.00	2.00	1.82
Composite width=16m			67.00	68.00	1.00	0.70
			168.00	181.00	13.00	4.35

CJV-141	5500	-65 /020	34.00	35.00	1.00	2.39
Stopped short of DMZ fault zone			80.00	81.00	1.00	1.10

Note: DDH CJV-124 and CJV-141 stopped short of the fault zone. Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

Additional Information:

•

Drill core recovery has averaged in excess of 90%, with relatively poorer core recovery in steeply angled holes. The Company began using HQ drill core in the latter part of 2006 and is pleased with the improved core recovery from the fault zone.

•

The Company is also awaiting trench assay results from three new areas of surface mineralization detected during the 2006 trenching program. These three new areas are located in the immediate area of Dachang East Main Zone, but appear to be separate areas of mineralization. These newly-trenched gossans have widths of between 5 to 25 metres. Details and assay results will be reported as received.

Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of certified reference standards, blanks and duplicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. All the laboratories used by Inter-Citic are ISO approved and subject to the security protocols of that designation. Exploration at Dachang was conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2005 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.